What to do now:

1	Read the enclosed joint proxy statement and prospectus.
2	Review the voting instructions provided.
3	VOTE!

Three easy ways to vote:

1	Call the toll-free number on your proxy ballot card from a touch-tone telephone.
2	By Internet. Have your proxy card available. Go to the website listed on the proxy card. Enter your control number from your proxy card. Follow the instructions on the website.
3	Mail your completed proxy ballot card in the enclosed postage-paid envelope.

Voting by phone or Internet is available 24 hours a day, 7 days a week and must be received by 11:59 p.m. Eastern time on the day prior to the meeting.

_________________________________________________________________________________________________________________________________________________________________________________

The Boards of Directors of two closed-end funds, the High Yield Income Fund, Inc. (HYI) and the High Yield Plus Fund, Inc. (HYP), are recommending that each Fund merge into the Dryden High Yield Fund, Inc. (the Dryden Fund), an open-end fund. In addition to the accompanying materials, this packet provides information about each merger. Each Fund’s respective Board recommends you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. The three methods for voting are noted above to make your participation as easy as possible. We appreciate your quick response as it will help minimize communication costs.

Continued

What’s Inside

Answers to your questions about each merger proposal.......................................................................2–5

Supplements to the prospectus of the Dryden Fund ............................................................................6–9

Answers to questions about proposed changes to HYI and HYP should be reviewed with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of HYI and HYP (the Merging Funds) are being asked to approve a proposal to merge their Fund into the Dryden Fund. Shareholder approval of one proposed merger is not contingent upon, and will not affect, shareholder approval of the other proposed merger.

Who manages the Funds?

Prudential Investments LLC (PI) serves as manager of HYI and the Dryden Fund. Prudential Investment Management (PIM) serves as subadvisor to HYI and the Dryden Fund. Prudential Fixed Income Management

(PFIM) is the principal public fixed income asset management unit of PIM and provides investment advisory services to HYI and the Dryden Fund.

Wellington Management Company, LLP (Wellington) serves as manager of HYP.

If your Funds’ merger is completed, PI will continue to serve as manager to the Dryden Fund and PI expects that PIM/PFIM will continue to serve as subadvisor to the Dryden Fund.

How can I learn more about PFIM?

Prudential Fixed Income Management is one of the largest and most experienced managers of fixed income portfolios in the United States. They have a diversified fixed income team which offers a disciplined investment and risk management process, in-depth sector expertise, and one of the most sophisticated research organizations in the industry. Please visit www.jennisondryden.com for more information.

Why are the Boards proposing the mergers?

The Boards of the Merging Funds and the Dryden Fund have determined that each merger would be in the best interests of the shareholders of each Fund, and that the interests of the shareholders of each Fund would not be diluted as a result of the completion of one or both mergers. At a meeting held on January 12, 2009, PI advised the Boards that, as of November 30, 2008, HYI had net assets of approximately $39 million and HYP had net assets of approximately $35 million, while the Dryden Fund had assets of approximately $821 million. Accordingly, by merging HYI and HYP with the Dryden Fund, shareholders would enjoy a greater asset base over which fund expenses may be spread. PI advised the Boards that, based on twelve-month average net assets ending as of August 31, 2008, the Merging Funds, both including and excluding interest expenses, had higher total gross and net expense ratios than the Dryden Fund’s expense ratios for its Class A shares.

How could I benefit if my Fund’s merger is approved and completed?

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Elimination of the potential discount to net asset value: Shares of HYI and HYP have generally traded at a discount to their respective net asset value per share for the past three years. Should the shares be trading at a discount to the net asset value at the time of the merger, the discount would be eliminated, because the exchange contemplated by each merger will be based upon the net asset value not market price of your shares in a merging fund.

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Potentially stronger investment performance: The Dryden Fund performance generally has been stronger than that of HYI and HYP over the one-, three-, and five-year periods. The Dryden Fund performance has generally been stronger than that of HYP over the 10-year period as well. Past performance is not an indication of future results.

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Reduction in operating expenses: Shareholders of HYI and HYP should realize an immediate reduction in net and gross operating expenses (including and excluding interest expense paid on their investment) as a result of a merger.

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Exchange privileges: As shareholders of the Dryden Fund, investors would have the ability to exchange their shares for shares of the same class of other JennisonDryden funds. The completion of a merger would also provide Merging Fund shareholders in the Dryden Fund (post-merger) additional shareholder services that are not currently provided, including, but not limited to, the ability to redeem shares for cash at net asset value, automatic investment plan, retirement plan services, and systematic withdrawal plan. Please see the Dryden High Yield Fund prospectus at www.jennisondryden.com for complete details.

Do the Funds have similar investment objectives and policies?

The investment objectives of the Funds are identical and the investment policies of the Funds are similar. The Funds have an identical primary investment objective to maximize current income and an identical secondary objective to seek capital appreciation (but only when consistent with each Fund’s primary investment objective of current income). There can be no assurance that the Merging Funds or the Dryden Fund will achieve their investment objectives. Each Fund pursues its investment objectives by investing primarily in a diversified portfolio of high-yield fixed income instruments as described in the accompanying joint proxy statement and prospectus.

How do the expenses of the Funds compare?

The following table describes the expenses for the 12-month period ended August 31, 2008 that shareholders may pay if they hold shares of the Merging Funds and the Dryden Fund, including the unaudited post-merger expenses of the Dryden Fund. The information presented for the Dryden Fund is for Class A, the class that will be exchanged for shares of the Merging Funds, not all classes of the Dryden Fund shares. Investments in the Funds are subject to different shareholder fees (fees paid directly from your investment). The Merging Funds are not subject to a sales charge on purchases, a contingent deferred sales charge, or a small account balance fee, while Dryden Fund shareholders (current and post-merger) are subject to a maximum sales charge of 4.50% on purchases, a maximum contingent sales charge of 1.00%, and a small account balance fee of $15. For additional information, please see the joint proxy statement and prospectus.

Excluding Interest Expense		Including Interest Expense
HYI	1.05%	2.51%
HYP	0.95%	2.67%
Dryden Fund After HYI Merger	0.88%	0.88%
Dryden Fund After HYP Merger	0.88%	0.88%
Dryden Fund After Both Mergers	0.88%	0.88%

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in a taxable gain or loss for U.S. federal income tax purposes. See the joint proxy statement and prospectus for more information.

Will the number of my shares change?

The number of shares you own will change, however the total value of the shares of the Dryden Fund you receive will equal the total value (based on net asset value, not market value) of the shares of the Merging Fund you currently own.

What about my stock certificate?

In the event you hold a certificate for shares in the Merging Funds, you will need to return them for deposit into your account. For further information on returning certificates or questions about lost or stolen certificates, please contact Computershare, Monday through Friday 8 a.m. to 5 p.m. ET, at 1-800-426-5523. If the merger receives shareholder approval and your certificates are outstanding, you may be unable to process certain financial transactions until the certificates are returned.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting date?

If we do not receive enough votes to approve the merger by the time of the meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. When a broker is unable to cast a vote because no specific instructions have been given but returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Merging Funds may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Funds will only request these broker non-votes if they believe that this action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

Shareholders who own shares of the Merging Funds at the close of business on February 10, 2009 (the Record Date) will be entitled to cast one vote for each full share and a fractional vote for each fractional share that they hold of the merging fund.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by mail via the enclosed proxy ballot card, and by Internet. If you hold HYI or HYP within a brokerage account and receive statements directly from your bank or broker, please visit www.proxyvote.com. If you receive your HYI or HYP statements from Computershare, please visit www.investorvote.com. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

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Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card. n Joint accounts: Both owners must sign, and the signatures must conform exactly to the names

•

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

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Every vote is important, whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.

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